FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: March 3, 2005

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 4, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

CREAM MINERALS ANNOUNCES EXTENSION OF WARRANT TERMS

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that subject to regulatory approval, it will extend the expiry date of warrants previously issued pursuant to a brokered private placement from February 19, 2005, to April 19, 2005.  The warrants are exercisable for up to 1,200,000 common shares of Cream.  There will be no change to the warrant exercise price of $0.75 per share.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717Tel:  (604) 277-1752   Fax: (604) 687-4212
Neil Murray-Lyon – Email: nmurraylyon@renmarkfinancial.comEmail:  info@creamminerals.com

Sylvain Laberge – Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.

 CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

February 14, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

GOLD ZONE EXPANDED & ADDITIONAL CLAIMS ACQUIRED AT GOLDSMITH PROPERTY, BC

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that it is has received final assays for the remainder of the rock and soil sample results from the 2004 exploration program on its Goldsmith Property, located near Kaslo in southeastern British Columbia.  The combined soil geochemistry and rock sampling results to date are extremely encouraging.  Extremely high gold values in the soil samples were obtained along the projected strike of the mineralizing structures.  A total of 1,155 soil samples were collected, with approximately 5% of the samples (53 samples) returning greater than 100 ppb gold.  The highest soil sample result, 19,662 ppb gold, was located along strike from an outcrop containing significant quartz veining.

Prior rock grab and chip sampling from numerous small scale historic workings, located within the large gold soil anomaly, also returned some spectacular gold values (see News Releases dated July 22 and December 10, 2003 and August 11, 2004).

The soil sampling program was conducted on a 2.8 kilometre long grid with lines spaced at 100 metres and soil samples collected at 20 metre spacings along the lines.  The gold soil geochemistry traces the very high grade gold mineralization, found in rock samples, across much of the length of the property.  The strongest part of the gold soil geochemical anomaly has been traced along strike for 1700 metres, with a width of 400 metres, and remains open along strike in both directions.

The 2004 rock sampling program located many veins and stockwork zones responsible for the high grade gold mineralization originally discovered in 2003.  Also in 2004, additional historic workings were located and sampled with very encouraging results.  Rock grab samples were collected from many of the historic workings and wherever possible, chip samples were taken as representative samples across the width of the veins.  The top portion of the following table shows the 2004 gold and silver assay results and for completeness, the lower portion of the table shows some of the significant 2003 assay results (previously reported).  Gold and silver assays are reported in grams per tonne (g/t).

Sample	Location (working)	Type	Au (g/t)	Ag (g/t)
04GS18-5	Goldsmith	50cm chip	5.66	1.0
04GS19-1	Goldsmith	100cm chip	2.57
04GS20-1	Goldsmith	40cm chip	9.93	3.2
04GS20-2	Goldsmith	100cm chip	1.07
04GS20-3	Goldsmith	35cm chip	27.63	3.6
04GS20-4	Goldsmith	100cm chip	1.57
04GS20-6	Goldsmith	100cm chip	1.87
04GS30-1	Goldsmith	20cm chip	101.78	22.8
04GS3-1	Goldsmith	Grab	18.57	1.7
04GS3-3	Goldsmith	20cm chip	2.26

2

Sample	Location (working)	Type	Au (g/t)	Ag (g/t)
04GS34-1	Goldsmith	Grab	8.27
MX-3	Crown King	Grab	0.93	14.6
MX-6	Crown King	Grab	1.85	13.4
MX-9	Crown King	Grab	3.53	10.0
04OP-1	Ophir	Grab	2.08
04OP-2	Ophir	Grab	4.36
04OP-6	Ophir	40cm chip	1.16	0.9
04TEL-3	Telluride	Grab – VG	135.45	15.7
04LJ-1	Lucky Jack	100cm chip	2.31	1.1
04LJ-2	Lucky Jack	17cm chip	40.70	4.9
04LJ-5	Lucky Jack	200cm chip	0.97
04LJ-8	Lucky Jack	Grab	2.90	1.2
04LJ-15	Lucky Jack	200cm chip	2.13
04LJ-16	Lucky Jack	15cm chip	2.43
RT-3	Rio Tinto	Grab	1.64	42.5
RT-4	Rio Tinto	300cm chip	1.86	1.2
BH-9	Big Hope	Grab	0.21	117.0
BH-10	Big Hope	200cm chip	0.87	143.2
BH-12	Big Hope	Grab	0.11	183.2
2003*	Previously	Reported
B1-2	Bullock	60cm chip	1.72	13.7
B1-3	Bullock	Grab	8.35	8.7
B2-3	Bullock	Grab	140.16	69.8
B4-1	Bullock	Grab	75.27	123.9
B4-4	Bullock	Grab-VG	9,901.79	619.5
JB3-B1-13	Bullock	80cm chip	63.78	36.2
JB3-B2-13	Bullock	50cm chip	14.33	2.6
JB3-B5-1	Bullock	150cm chip	1.46	2.5
CK-1	Crown King	Grab	9.19	45.0
GS1-1	Goldsmith	Grab	6.29	2.8
GS1-4	Goldsmith	Grab	36.75	2.3
GS3-1	Goldsmith	Grab	7.07	3.2
GS3-2	Goldsmith	Grab	13.83	6.2
GS3-3	Goldsmith	Grab	1.15	14.4
LJ1-1	Lucky Jack	Grab	2.28	<0.1
LJ1-2	Lucky Jack	Grab-VG	3.10	1.2
LJ2-1	Lucky Jack	Grab-VG	1.66	0.3
LJ4-1	Lucky Jack	20cm chip	4.82	0.3
LJ4-2	Lucky Jack	Grab-VG	49.67	3.1
LJ4-3	Lucky Jack	Grab-VG	3,888.10	181.6

3

Cream has now increased the size of its claim holdings by staking new claims.  The encouraging rock and soil sampling results above have led Cream to stake an additional 87 claim cells adjacent to the Goldsmith Property.  The new claim acquisition more than doubles the size of the original claim block and covers six small, undeveloped historic showings (reference BC Government Minfile website).

Due to the very encouraging gold values obtained in rock and soil samples throughout the length of this property, an expanded work program is planned for 2005, subject to financing.  This work program will include expanding the soil sampling grid over the remainder of the property.  In order to define drill and trench targets throughout the anomalous gold zone, detailed geological mapping, rock chip sampling and an accompanying magnetometer survey will be conducted over the extent of the grid.  The 2005 exploration program is proposed to commence in May.

Ms. Linda Dandy, P.Geo. of P&L Geological Services is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, P.Eng.

President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 24, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

CREAM MINERALS TO DRILL HIGH-GRADE GOLD-SILVER FENIX PROPERTY, MEXICO

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to advise that it has signed a three hole 600-metre contract to drill under the high-grade gold silver zone on the Fenix property, 60 km southeast of Tepic, in the state of Nayarit, Mexico.

As reported in our news release of November 5, 2004, reopening of the old mine located an adit into a gently sloping hillside where sampling by Mr. Fred Holcapek, P.Eng., revealed a 96 meter long drift averaging as follows:

Width

Gold

Silver

2.19 metres

11.838 g/t

1,482.51 g/t

which including a 46 meter long high-grade section averaging:

Sample

Width

Gold

Silver

#182691 to 182696 &

#182708 to 182709

1.60 m

39.73 g/t

4,783.25 g/t

It has been the Company’s priority to determine more features of this high-grade zone through an early drilling program, but this was precluded by the present shortage of drill contractors.  In the meantime, prospecting has revealed many other old workings and mineral showings on the property which will require further investigation.

This part of the 10,000 hectare Fenix property centres on two historic high-grade gold-silver mines separated by a distance of about 700 meters horizontally and 25 meters vertically.

The workings appear to be centered on a fault-brecia zone having an average width of 1.80 meters within a 100 metre wide zone of silicification and quartz stockwork.  The wall rock is a bedded, silica flooded, rhyolite tuff, showing sericite and argillic alteration with some secondary feldspar.  The original workings were accessed by shallow adits.

The property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng.  Mr. Holcapek is the Company’s “Qualified Person” for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717Tel:  (604) 277-1752   Fax: (604) 687-4212
Neil Murray-Lyon – Email: nmurraylyon@renmarkfinancial.comEmail:  info@creamminerals.com

Sylvain Laberge – Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

 Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 25, 2005

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

 CREAM MINERALS ENTERS INTO AGREEMENT WITH CASIERRA DIAMOND FUND INC. & CASIERRA DIAMOND CORPORATION

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that, subject to regulatory approval, it has entered into an agreement  (the “Agreement”) with Casierra Diamond Fund Inc. (“CDF”) and its affiliate company, Casierra Diamond Corporation (“CDC”) (collectively the “Optionor”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa (the “Property”).

Under the terms of the Agreement, Cream shall have the exclusive right and option to earn up to a 70% undivided direct or indirect interest in the Optionor’s interest in the Property by completing the following exploration expenditures on the Property and making the following share issuance payments to the Optionor:

(i)

Cream will be vested with an undivided 51% of the Optionor's interest in the Property or the company which owns the Property by issuing a total of 200,000 common shares of Cream, comprised of 100,000 common shares on regulatory approval of the Agreement and 100,000 common shares within 12 months following the date of regulatory approval of the Agreement, and by completing not less than US$500,000 in exploration expenditures on the Property within 12 months following the date of regulatory approval.

(ii)

Cream may acquire an additional 19% undivided interest (for a total 70% of the Optionor's interest) by issuing an additional 300,000 common shares of Cream, within 24 months following the date of regulatory approval of the Agreement and completing an additional U.S.$300,000 in exploration expenditures on the Property within 24 months following the date of regulatory approval.

In the event Cream has acquired 70% of the Optionor's interest, a joint venture will be constituted between the parties and each party will contribute to further expenditures on the Property in accordance with its interest.  Provided that, if the Optionor is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the Optionor's share in the net proceeds of production from the Property prior to any other distribution to the Optionor.

Upon fulfilling the obligations set out above, Cream shall be vested with an undivided interest in the Property or in the company which holds title to the Property but in any event this interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the Property at the time that a production lease is obtained for the Property.

No common shares will be issued as bonuses, finder’s fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of each issuance.

CDF has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is the most important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  The CDF licence is located on a segment of the river channel that is slower and deeper than the upstream reaches and hence has never been mined.  An “indicated resource” of almost 1.8 million carats of economically mineable diamonds on the CDF licence is reported by the Geological Survey of Sierra Leone in Bulletin Number 5 (1966).  This resource statement does not comply with the standards required under National Instrument 43-101 and cannot be relied upon.  The resource is not supported by any measurable grade, but is rather a grade that is an estimate based upon the experience of the bulletin author P.K. Hall, A.R.S.M., B.Sc., A.M.I.M.M.

In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.  Each rainy season these rivers discharge large tonnages of diamondiferous sand and gravel into the Atlantic Ocean at a point where there is a strong northwesterly current that further winnows and concentrates heavy minerals including magnetite.  In 1995-96, CDF spent more than US$3.5 million in geophysical surveys and sampling.  Several shallow magnetic targets associated with old submerged river channels were also sampled.  This sampling returned 20 diamonds of generally excellent quality and up to 1.22 carats in size.

CDF has recommended that exploration activity in Sierra Leone should resume following the end of the civil war and the return to political stability under the guidance of the elected President, Alhaji Dr. Ahmed Tajan Kabbah and with the continuing support from British and European governments.

Cream Minerals Ltd. plans to fund the further exploration and development of the licences through CDF, with a view to bringing them into production in the short term.  All of this work will be subject to approvals for mining plans, environmental and socio-economic studies.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC, the Optionor, and will continue to be the operator on the Property.  Mr. Ainsworth recently visited the Property (December 2004) and determined that work could be commenced immediately.

For further information about Sierra Leone, please refer to the Special Report of the Financial Times of London, February 14, 2005.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.
President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717Tel:  (604) 277-1752   Fax: (604) 687-4212
Neil Murray-Lyon – Email: nmurraylyon@renmarkfinancial.comEmail:  info@creamminerals.com

Sylvain Laberge – Email: slaberge@renmarkfinancial.com

No regulatory authority has approved or disapproved the information contained in this news release.